UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STONEMOR PARTNERS L.P.
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
86183Q 10 0
(CUSIP Number)
Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Tel: (650) 854-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. CFSI LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	DE

	7.	Sole Voting Power

NUMBER OF		2,119,891

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		2,119,891

WITH:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	OO

(1) CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman and McCown, collectively, have investment and voting control over any securities held by Delta.
(2) Prior to November 13, 2009, CFSI held 2,119,891 subordinated units representing limited partner interests (“Subordinated Units”) in StoneMor Partners L.P. (“StoneMor”). On November 13, 2009, all of the Subordinated Units converted into an equal number of common units representing limited partner interests (“Common Units” and, together with the Subordinated Units, the “Units”) in StoneMor pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of StoneMor (the “Partnership Agreement”). As of the date hereof, all Common Units are held by CFSI, with no Common Units being owned by CFS, MDCIV, MDCIVA or Delta. In addition, each of Messrs. Hellman and McCown owns 5,000 Common Units directly.
(3) StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the general consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs. Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.
(4) Based on an aggregate of 11,891,334 Common Units outstanding, which is the sum of (i) 9,771,443 Common Units outstanding as of November 9, 2009, as reported in StoneMor's Quarterly Report on Form 10-Q filed on November 9, 2009, and (ii) 2,119,891 Common Units issued upon conversion of Subordinated Units on November 13, 2009.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. Cornerstone Family Services LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	DE

	7.	Sole Voting Power

NUMBER OF		2,119,891

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		2,119,891

WITH:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. McCown De Leeuw and Co. IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

NUMBER OF		2,119,891

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		2,119,891

WITH:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. McCown De Leeuw and Co. IV Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

NUMBER OF		2,119,891

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		2,119,891

WITH:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. Delta Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

NUMBER OF		2,119,891

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		2,119,891

WITH:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. MDC Management Company IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

NUMBER OF		2,119,891

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		2,119,891

WITH:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. Robert B. Hellman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.

	7.	Sole Voting Power

NUMBER OF		5,000

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		2,119,891

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		5,000

WITH:	10.	Shared Dispositive Power

		2,119,891

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,124,891(2)(3)(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.9%(4)

14.	Type of Reporting Person (See Instructions)

	IN
(5) Mr. Hellman may be deemed to share the right to direct the voting and dispositive control over the Common Units held by the MDC Funds.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. George E. McCown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.

	7.	Sole Voting Power

NUMBER OF		5,000

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		2,119,891

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		5,000

WITH:	10.	Shared Dispositive Power

		2,119,891

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,124,891 (2)(3)(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.9%(4)

14.	Type of Reporting Person (See Instructions)

	IN
(6) Mr. McCown may be deemed to share the right to direct the voting and dispositive control over the Common Units held by the MDC Funds.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Persons. David E. De Leeuw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.

	7.	Sole Voting Power

NUMBER OF		0

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		2,119,891

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		0

WITH:	10.	Shared Dispositive Power

		2,119,891

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,119,891(2)(3)(7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	17.8%(4)

14.	Type of Reporting Person (See Instructions)

	IN
(7) Mr. De Leeuw may be deemed to share the right to direct the voting and dispositive control over the Common Units held by MDCIV and MDCIVA IV.

Item 1. Security and Issuer
(a)	The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (“StoneMor”).

(b)	The principal executive offices of the Issuer are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007.
Item 2. Identity and Background
(a)	This Statement is filed by: CFSI LLC, a Delaware, limited liability company (“CFSI”); Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”); McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California, limited partnership (“MDCIVA”); Delta Fund LLC, a California limited liability company (“Delta” and together with MDCIV and MDCIVA IV, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company (“MDC Management”); Robert B. Hellman, Jr.; George E. McCown; and David E. De Leeuw (collectively, the “Filing Parties”).

(b)	The address of the principal place of business of each of the Filing Parties is as follows:

CFSI LLC, 155 Rittenhouse Circle, Bristol, PA 19007

Cornerstone Family Services LLC, 155 Rittenhouse Circle, Bristol, PA 19007

McCown De Leeuw & Co. IV, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

McCown De Leeuw & Co. IV Associates, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

Delta Fund LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

MDC Management Company IV, LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

Robert B. Hellman, Jr., 950 Tower Lane, Suite 800, Foster City, CA 94404

George E. McCown, 950 Tower Lane, Suite 800, Foster City, CA 94404

David E. De Leeuw, c/o Lion Chemical Capital LLC, 535 Madison Avenue, 4th Floor, New York, NY 10022

(c)	The principal businesses of each of CFSI and CFS is serving as a holding company for securities of StoneMor and StoneMor’s general partner. The principal occupation or business of the other Filing Parties is private equity investing and portfolio company management.

(d)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Filing Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties who is a natural person is as follows:

Robert B. Hellman, Jr., United States citizen

George E. McCown, United States citizen

David E. De Leeuw, United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors, Board of Managers and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
StoneMor was formed as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by Cornerstone Family Services, Inc. (“Cornerstone”), which, in connection with the closing of StoneMor’s initial public offering, was converted into CFSI. In connection with the conversion of Cornerstone into CFSI, all of the outstanding shares of Cornerstone common stock were converted into Class B units of CFSI, and all of the outstanding shares of Cornerstone preferred stock were converted into Class A units of CFSI. The Filing Parties (other than CFSI) acquired their beneficial ownership interest in Cornerstone, prior to its conversion into CFSI, by using funds raised from the partners of MDCIV and MDCIVA, and the members of Delta, for the purposes of making venture capital investments. On September 20, 2004, CFSI received 564,782 Common Units and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and, together with the Common Units, the “Units”) of StoneMor as consideration for Cornerstone’s contribution of its assets and liabilities to StoneMor. In connection with the closing of StoneMor’s initial public offering, CFSI disposed of 551,250 of its Common Units and distributed the proceeds thereof to its members.
Prior to October 30, 2007, CFSI held 13,532 Common Units and 4,239,782 Subordinated Units in StoneMor. On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Original Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B membership interests, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007.
On December 21, 2007, the MDC Funds sold all of the Common Units held by them in a registered public offering. As a result of the foregoing, prior to November 5, 2008, CFSI held 3,179,837 Subordinated Units and, other than Messrs. Hellman and McCown (who each held 5,000 Common Units), none of the other Filing Parties held any Common Units.
On November 5, 2008, (i) 1,059,946 of CFSI’s 3,179,837 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of StoneMor (the “Partnership Agreement”), (ii) CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,059,946 Common Units owned by it, including 900,955 Common Units to CFS, 103,493 Common Units to MDCIV, 1,594 Common Units to MDCIVA and 1,539 Common Units to Delta, and (iii) CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 788,609 Common Units to MDCIV, 16,762 Common Units to MDCIVA and 12,687 Common Units to Delta. As a result of such distributions, as of November 5, 2008, CFSI and CFS owned no Common Units, MDCIV owned 892,102 Common Units, MDCIVA owned 18,356 Common Units and Delta owned 14,226 Common Units. Messrs. Hellman and McCown each continued to hold 5,000 Common Units directly.
On May 18, 2009, the MDC Funds sold all of the Common Units held by them in a registered public offering. As a result of this transaction, the MDC Funds no longer held any Common Units. However, Messrs. Hellman and McCown each continued to hold 5,000 Common Units directly.
On November 13, 2009, the remaining 2,119,891 of CFSI’s Subordinated Units converted into an equal number of Common Units pursuant to the terms of the Partnership Agreement. Following such conversion, as of the date hereof, CFSI owned 2,119,891 Common Units, CFS owned no Common Units, MDCIV owned no Common Units, MDCIVA owned no Common Units and Delta owned no Common Units. Messrs. Hellman and McCown each continue to own 5,000 Common Units directly. Mr. De Leeuw owns no Common Units.
Item 4. Purpose of Transaction.
On September 20, 2004, the Filing Parties acquired Units for investment purposes in connection with Cornerstone’s contribution of its assets and liabilities to StoneMor in connection with the closing of its initial public offering. Additionally, Messrs. Hellman and McCown each purchased 5,000 Common Units directly from StoneMor pursuant to the directed units program conducted as part of StoneMor’s initial public offering, which Units were acquired for investment purposes.
See Item 3 above for information regarding the issuance of Subordinated Units and conversion of such Subordinated Units into Common Units, as well as sales of the Common Units by the Filing Parties, which information is incorporated herein by reference.

Representation on the Board of Directors of StoneMor’s general partner, StoneMor GP LLC (the “General Partner”) enables the Filing Parties to influence the management policies and control of StoneMor with the aim of increasing the value of StoneMor and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
As of the date of this Schedule 13D, none of the Filing Parties or the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or the Listed Persons or their respective affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the issuer;

•	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
The directors of StoneMor’s General Partner are elected by a plurality vote of the Class A units of the General Partner, which are all held by CFSI, which is controlled by the MDC Entities; provided, however, that so long as Lawrence Miller serves as the Chief Executive Officer of the General Partner, he must also serve as a director of the General Partner and that so long as William Shane serves as the Chief Financial Officer of the General Partner, he must also serve as a director of the General Partner. Because of their controlling ownership interest in the General Partner, CFSI and the MDC Entities will be able to control the election of the directors of the General Partner.
Pursuant to the Amended and Restated Limited Liability Company Agreement of CFSI LLC, CFSI LLC, through its direct control of the General Partner and its indirect control of StoneMor and its subsidiaries, will be able to prevent StoneMor, its subsidiaries and the General Partner from taking certain significant actions without the approval of CFSI LLC. These actions include:
•	certain acquisitions, borrowings and capital expenditures by StoneMor, its subsidiaries or the General Partner;

•	issuances of equity interests in StoneMor or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, StoneMor, the General Partner or StoneMor’s subsidiaries.
References to, and descriptions of, the Partnership Agreement of StoneMor as set forth in this Item 4 are qualified in their entirety by reference to the Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (filed as Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008). The Partnership Agreement is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of StoneMor.
The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.
(a)	As of the date hereof, CFSI LLC directly holds 2,119,891 Common Units, or 17.8% of the issued and outstanding Common Units, and no Subordinated Units. Each of CFS, the MDC Funds, MDC Management and the managing members of MDC Management, who are Robert B. Hellman, Jr., George McCown and David De Leeuw, are deemed to also beneficially own these Common Units as a result of their direct or indirect control of CFSI LLC. Additionally, each of Mr. Hellman and Mr. McCown owns 5,000 Common Units directly and possesses sole power to vote and dispose of such Units, which, when combined with the Common Units held by CFSI LLC, represents 17.9% of the issued and outstanding Common Units.

Additionally, to the knowledge of the Filing Parties, the following individuals identified on Schedule 1 have sole or, in the case of Messrs. Miller and Shane, shared voting and dispositive authority over the number of Common Units listed below:

Name	Common Units	Percent of Class
Lawrence Miller	112,770	*
William R. Shane	112,770	*
Fenton R. Talbott	25,167	*
Paul Waimberg	3,463	*
Martin R. Lautman	93,561	*

*	Less than 0.1%
The above beneficial ownership percentages were calculated by dividing 2,119,891 Common Units beneficially owned by each of the Filing Parties (or 2,124,891 in the case of Messrs. Hellman and McCown) by 11,891,334 Common Units, which is the sum of (a) 9,771,443 issued and outstanding Common Units as of November 9, 2009 and (b) 2,119,891 Common Units received by CFSI upon the conversion of its Subordinated Units on November 13, 2009.

(b)	CFSI and each other MDC Entity has sole voting and dispositive power over the common units held by CFSI LLC. The General Partner owns 2% of the general partner interests of StoneMor. CFSI owns 100% of the Class A units of the General Partner and has the right to elect by plurality vote of the Class A units a majority of the Board of Directors of the General Partner. CFSI is controlled in part by its Board of Managers. The MDC Funds have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA IV and therefore may be deemed to beneficially own all Common Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Robert B. Hellman, Jr., George McCown and David De Leeuw. Such individuals may therefore be deemed to have shared voting and dispositive power over such Common Units. In addition, each of Mr. Hellman and Mr. McCown has sole voting and dispositive power over their respective 5,000 Common Units.

(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)	Except as described herein, no other Filing Party is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of StoneMor.
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Omnibus Agreement
Under the terms of an Omnibus Agreement, dated September 20, 2004, entered into with StoneMor, CFSI, the MDC Entities, the General Partner, CFS and StoneMor Operating LLC (the “Omnibus Agreement”), as long as the General Partner is an affiliate of the MDC Entities, each of the MDC Entities (including their respective direct and indirect subsidiaries) shall be prohibited from engaging (whether directly or through the acquisition of or investment in equity or debt interests in any person) in any business having assets engaged in the business of owning or operating cemeteries or funeral homes, or selling cemetery or funeral home products or services, in any state or territory of the United States.
CFSI agreed under the terms of the Omnibus Agreement to indemnify StoneMor for all federal, state and local income tax liabilities attributable to the operation of the assets contributed by CFSI to StoneMor prior to the closing of StoneMor’s initial public offering. CFSI has also agreed to indemnify StoneMor against additional income tax liabilities, if any, that arise from the consummation of the transactions related to StoneMor’s formation in excess of those believed to result at the time of the closing of the initial public offering. Until all of its indemnification obligations under the Omnibus Agreement have been satisfied in full, CFSI will be subject to limitations on its ability to dispose of or encumber its interest in the General Partner or the Common Units or Subordinated Units held by it (except upon the redemption of Common Units by StoneMor upon the exercise of the underwriters over-allotment option) and will also be prohibited from incurring any indebtedness or other liability, except as otherwise provided in the Omnibus Agreement. CFSI will also be subject to certain limitations on its ability to transfer its interest in the General Partner or the Common Units or Subordinated Units held by it if the effect of the proposed transfer would trigger an “ownership change” under the Internal Revenue

Code that would limit StoneMor’s ability to use its federal net operating loss carryovers.
StoneMor’s Second Amended and Restated Limited Partnership Agreement
Cash Distributions
Pursuant to the terms of StoneMor’s Partnership Agreement, StoneMor intends to make minimum quarterly distributions of $0.4625 per Unit if StoneMor has sufficient cash from their operations after StoneMor has paid its expenses, including the expenses of its General Partner, funded merchandise and perpetual care trusts and established necessary cash reserves. In general, StoneMor will pay any cash distributions made each quarter to its unitholders, including CFSI, in the following manner:
•	first, 98% to the Common Units and 2% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.4625 plus any arrearages from prior quarters;

•	second, 98% to the Subordinated Units and 2% to the General Partner, until each Subordinated Unit has received a minimum quarterly distribution of $0.4625; and

•	third, 98% to all units, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.5125.
Conversion of Subordinated Units
Under the Partnership Agreement, in any quarter during the period in which Subordinated Units are outstanding, the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.4625 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters.
The Partnership Agreement provides for the conversion of the Subordinated Units into Common Units on a one-for-one basis upon the achievement of specified financial tests set forth in the Partnership Agreement relating to the payment of the minimum quarterly distributions. Upon the satisfaction of the financial tests set forth in the Partnership Agreement, 1,059,945 Subordinated Units converted to Common Units on October 30, 2007, 1,059,946 Subordinated Units converted to Common Units on November 5, 2008 and the remaining 2,119,891 Subordinated Units converted to Common Units on November 13, 2009. Upon the conversion of the remaining Subordinated Units on November 13, 2009, the Common Units are no longer entitled to arrearages.
Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, which it may assign to any of its affiliates or to StoneMor, to acquire all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units. The General Partner may exercise its right to call and purchase Common Units or assign this right to any of its affiliates or to StoneMor. The General Partner may exercise this right at its option, free of any fiduciary duty or obligation to StoneMor or its unitholders.
Under the Limited Liability Company Agreement of CFSI, the members shall designate and vote to elect the following persons to serve as the managers on the board: (a) three persons designated by the MDC Entities, (b) Mr. Miller for so long as he shall be an officer of CFSI, (c) Mr. Shane for so long as he shall be an officer of CFSI, and (d) such other persons designated by the MDC Entities.
To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of StoneMor.
Item 7. Material to Be Filed as Exhibits.
A.	Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008).

B.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

C.	Purchase Agreement, dated December 17, 2007, by and among StoneMor Partners L.P., the MDC Funds and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on December 19, 2007).

D.	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 20, 2009

MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

McCown De Leeuw & Co. IV Associates, L.P. by MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P. by MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E, McCown
George E. McCown

/s/ David E. De Leeuw
David E. De Leeuw

SCHEDULE 1
CFSI
Executive Officers:
Lawrence Miller
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Manager, President and Chief Executive Officer of CFSI LLC; Chief Executive Officer, President and Director of StoneMor GP LLC; Member of StoneMor GP LLC
Citizenship: USA
William R. Shane
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Senior Vice President and Chief Financial Officer and Member of Board of Managers of CFSI LLC; Executive Vice President, Chief Financial Officer and Director of StoneMor GP, LLC
Citizenship: USA
Fenton R. Talbott
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Board member of the Preventative Medicine Research Institute and Chairman of the Board of CFSI LLC and a director of StoneMor GP LLC
Citizenship: USA
Paul Waimberg
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Vice President—Finance and Assistant Secretary of CFSI LLC; Vice President—Finance and Assistant Secretary of StoneMor GP, LLC
Citizenship: USA
Board of Managers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Robert B. Hellman, Jr.
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: CEO and managing director of McCown De Leeuw & Co., LLC and director of StoneMor GP LLC
Citizenship: USA
Martin R. Lautman, Ph.D.
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Managing Director of GfK Arbor, LLC, a marketing consultancy and research agency, and director of StoneMor GP LLC
Citizenship: USA
Fenton R. Talbott
(See above)

CORNERSTONE FAMILY SERVICES LLC
Executive Officers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Fenton R. Talbott
(See above)
Board of Managers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Robert B. Hellman, Jr.
(See above)
Martin R. Lautman, Ph.D.
(See above)
Fenton R. Talbott
(See above)

DELTA FUND, LLC
Voting Members:
George McCown
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: Private equity investment professional for McCown De Leeuw & Co., LLC
Citizenship: USA
Robert B. Hellman, Jr.
(see above)

MDC MANAGEMENT CO. IV, LLC
(General Partner of MDCIV and MDCIVA)
Managing Directors:
George McCown
(see above)
David E. De Leeuw
(see above)
Robert B. Hellman, Jr.
(see above)

EXHIBIT INDEX
A.	Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008).

B.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

C.	Purchase Agreement, dated December 17, 2007, by and among StoneMor Partners L.P., the MDC Funds and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on December 19, 2007).

D.	Joint Filing Statement (filed herewith).

Exhibit D
Joint Filing Statement
     We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.
     Dated November 20, 2009

MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

McCown De Leeuw & Co. IV Associates, L.P. by MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P. by MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown
George E. McCown

/s/David E. De Leeuw
David E. De Leeuw